Form N-17f-2
  (As adopted in Release No. IC-17085, July 26, 1989, effective
                September 25, 1989, 54 F.R. 32048.)

              U.S. Securities and Exchange Commission
                    Washington, D.C.    20549

                           FORM N-17f-2
           Certificate of Accounting of Securities and
                Similar Investments in the Custody
                of Management Investment Companies

             Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

1.  Investment Company Act File Number:
                             Date examination completed.
     811- 7471
                                                                               2
2.  State Identification Number:   PA

AL(  )    AK(  )    AZ(  )    AR(  )   CA(  )    CO(  )
CT(  )    DE (  )   DC(  )    FL(  )   GA(  )    HI (  )
ID (  )   IL  (  )  IN  (  )  IA (  )    KS(  )   KY(  )
LA(  )    ME(  )    MD(  )    MA(  )    MI(  )    MN(  )
MS(  )    MO(  )    MT(  )     NE(  )    NV(  )    NH (  )
NJ (  )   NM(  )    NY(  )     NC(  )     ND(  )    OH(  )
OK(  )    OR (  )   PA(x )     RI(  )     SC(  )    SD (  )
TN (  )    TX(  )   UT(  )     VT(  )     VA(  )    WA(  )
WV(  )     WI(  )    WY(  )    PUERTO RICO

Other (specify):

3. Exact number of investment company as specified in registration statement:
                                         1

4.  Address of principal executive office: (number, street, city, state,
     zip code)   605 CLOVERLY AVENUE
                       JENKINTOWN, PA 19046